[Letterhead of Sutherland Asbill & Brennan LLP]

April 20, 2011

VIA EDGAR

Vincent J. Di Stefano, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Capital Ltd.
Preliminary Proxy Materials on Schedule 14A filed March 22, 2011
File No. 814-00754

Dear Mr. Di Stefano:

On behalf of Solar Capital Ltd. (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company with respect to the Company’s preliminary proxy materials on Schedule 14A (File No. 814-00754), filed with the Commission on March 22, 2011 (the “Proxy Materials”). The Staff’s comment is set forth below and is followed by the Company’s response. In addition, accompanying this correspondence are proposed revisions to the disclosure contained in the Proxy Materials reflecting the Staff’s comment.

1.	Please revise your disclosure regarding Proposal III (i.e., the proposal to permit the Company to sell shares of its common stock below net asset value per share) to indicate whether the Company intends to impose a limit on the percentage below net asset value per share at which shares may be sold by the Company under Proposal III, to the extent it is approved by stockholders.

The Company has revised the disclosure set forth in the Proxy Materials under Proposal III in response to the Staff’s comment. In addition, the Company advises the

Vincent J. Di Stefano, Esq.

April 20, 2011

Staff on a supplemental basis that it does not believe it would be appropriate to impose a limit on the percentage below net asset value per share at which shares may be sold by the Company under Proposal III. In particular, the Company has already committed to an aggregate limit on dilution under Proposal III by stating that it will only issue an aggregate number of shares below net asset value that does not exceed 25% of its then outstanding common stock. The Company believes, however, that it is important for it to retain the flexibility, with appropriate board approval, to issue shares at any price below net asset value in the event dire circumstances, including market events beyond the Company’s control, require it to do so.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Nicholas Radesca / Solar Capital Ltd.
John Mahon / Sutherland Asbill & Brennan LLP

PROPOSAL III: APPROVAL TO AUTHORIZE THE COMPANY, WITH APPROVAL

OF ITS BOARD OF DIRECTORS, TO SELL SHARES OF ITS COMMON STOCK AT A

PRICE OR PRICES BELOW THE COMPANY’S THEN CURRENT NET ASSET VALUE

PER SHARE IN ONE OR MORE OFFERINGS.

The Company is a closed-end investment company that has elected to be regulated as a BDC under the 1940 Act. The 1940 Act prohibits the Company from selling shares of its common stock at a price below the then current net asset value per share of such stock (“NAV”), exclusive of sales compensation, unless its stockholders approve such a sale and the Company’s board of directors make certain determinations. Shares of the Company’s common stock have traded at a price both above and below their NAV since they have begun trading on the NASDAQ Global Select Market.

Pursuant to this provision, the Company is seeking the approval of its common stockholders so that it may, in one or more public or private offerings of its common stock, sell or otherwise issue shares of its common stock, not exceeding 25% of its then outstanding common stock, at a price below its then current NAV, subject to certain conditions discussed below. The Company’s board of directors believes that having the flexibility for the Company to sell its common stock below NAV in certain instances is in the best interests of stockholders. If the Company were unable to access the capital markets as attractive investment opportunities arise, the Company’s ability to grow over time and continue to pay dividends to stockholders could be adversely affected.

While the Company has no immediate plans to sell shares of its common stock below NAV, it is seeking stockholder approval now in order to maintain access to the markets if the Company determines it should sell shares of common stock below NAV. These sales typically must be undertaken quickly. The final terms of any such sale will be determined by the board of directors at the time of sale. Also, because the Company has no immediate plans to sell any shares of its common stock, it is impracticable to describe the transaction or transactions in which such shares of common stock would be sold. Instead, any transaction where the Company sells such shares of common stock, including the nature and amount of consideration that would be received by the Company at the time of sale and the use of any such consideration, will be reviewed and approved by the board of directors at the time of sale. There will be no limit on the percentage below net asset value per share at which shares may be sold by the Company under this proposal. If this proposal is approved, no further authorization from the stockholders will be solicited prior to any such sale in accordance with the terms of this proposal. If approved, the authorization would be effective for securities sold during a period beginning on the date of such stockholder approval and expiring on the earlier of the anniversary of the date of the Meeting or the date of the Company’s 2012 Annual Meeting of Stockholders, which is expected to be held in June 2012.

Generally, common stock offerings by BDCs are priced based on the market price of the currently outstanding shares of common stock, less a small discount of approximately 5% (which may be higher or lower depending on market conditions). Accordingly, even when shares of the Company’s common stock trade at a market price below NAV, this proposal would permit the Company to offer and sell shares of its common stock in accordance with pricing standards that market conditions generally require, subject to the conditions described below in connection with any offering undertaken pursuant to this proposal. This Proxy Statement is not an offer to sell securities. Securities may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from SEC registration requirements.

1940 Act Conditions for Sales below NAV

The Company’s ability to issue shares of its common stock at a price below NAV is governed by the 1940 Act. If stockholders approve this proposal, the Company will only sell shares of its common stock at a price below NAV per share if the following conditions are met:

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a majority of the Company’s directors who are not “interested persons” of the Company as defined in the 1940 Act, and who have no financial interest in the sale, shall have approved the sale and determined that it is in the best interests of the Company and its stockholders; and

Key Stockholder Considerations

Dilution

Before voting on this proposal or giving proxies with regard to this matter, stockholders should consider the potentially dilutive effect of the issuance of shares of the Company’s common stock at a price that is less than the NAV per share and the expenses associated with such issuance on the NAV per outstanding share of the Company’s common stock. Any sale of common stock at a price below NAV would result in an immediate dilution to existing common stockholders. This dilution would include reduction in the NAV per share as a result of the issuance of shares at a price below the NAV per share and a disproportionately greater decrease in a stockholder’s interest in the earnings and assets of the Company and voting interest in the Company than the increase in the assets of the Company resulting from such issuance. There will be no limit on the percentage below net asset value per share at which shares may be sold by the Company under this proposal. The board of directors of the Company will consider the potential dilutive effect of the issuance of shares at a price below the NAV per share and will consider again such dilutive effect when considering whether to authorize any specific issuance of shares of common stock below NAV.

In addition, stockholders should consider the risk that the approval of this proposal could cause the market price of the Company’s common stock to decline in anticipation of sales of its common stock below NAV, thus causing the Company’s shares to trade at a discount to NAV. The 1940 Act establishes a connection between common share sale price and NAV because, when stock is sold at a sale price below NAV per share, the resulting increase in the number of outstanding shares reduces net asset value per share. Stockholders should also consider that they will have no subscription, preferential or preemptive rights to additional shares of the common stock proposed to be authorized for issuance, and thus any future issuance of common stock will dilute such stockholders’ holdings of common stock as a percentage of shares outstanding to the extent stockholders do not purchase sufficient shares in the offering or otherwise to maintain their percentage interest. Further, if current stockholders of the Company do not purchase any shares to maintain their percentage interest, regardless of whether such offering is above or below the then-current NAV, their voting power will be diluted.

The precise extent of any such dilution cannot be estimated before the terms of a common stock offering are set. As a general proposition, however, the amount of potential dilution will increase as the size of the offering increases. Another factor that will influence the amount of dilution in an offering is the amount of net proceeds that we receive from such offering. The board of directors would expect that the net proceeds to us will be equal to the price that investors pay per share, less the amount of any underwriting discounts and commissions, typically 95% of the market price.

As discussed above, it should be noted that the maximum number of shares issuable below NAV that could result in such dilution is limited to 25% of the Company’s then outstanding common stock.

Examples of Dilutive Effect of the Issuance of Shares Below NAV

The following table illustrates the level of net asset value dilution that would be experienced by a nonparticipating stockholder in three different hypothetical offerings of different sizes and levels of discount from net asset value per share, although it is not possible to predict the level of market price decline that may occur. Actual sales prices and discounts may differ from the presentation below.

The examples assume that Company XYZ has 1,000,000 common shares outstanding, $15,000,000 in total assets and $5,000,000 in total liabilities. The current net asset value and net asset value per share are thus $10,000,000 and $10.00. The table illustrates the dilutive effect on nonparticipating Stockholder A of (1) an offering of 50,000 shares (5% of the outstanding shares) at $9.50 per share after offering expenses and commission (a 5% discount from net asset value); (2) an offering of 100,000 shares (10% of the outstanding shares) at $9.00 per share after offering expenses and commissions (a 10% discount from net asset value); and (3) an offering of 200,000 shares (20% of the outstanding shares) at $8.00 per share after offering expenses and commissions (a 20% discount from net asset value). The acronym “NAV” stands for “net asset value.”

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